SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                           CHINA NETTV HOLDINGS, Inc.
        ----------------------------------------------------------------
                                (Name of Issuer)

                               Common Stock, $.001
        -----------------------------------------------------------------
                         (Title of Class of Securities)


        -----------------------------------------------------------------
                                 (CUSIP Number)

                                Ronald Xiuru Xie
                        789 W. Pender Street, Suite #950
                         Vancouver, B.C. Canada V6C 1H2
        -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    July 2003
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Ronald Xiuru Xie
      Jie Yang
      Zhi Wang
      Anthony Garson
      Loong Keng Lim
      Maurice Tsakok
      Jing Guo
      Yan Guang Du
      Man Zhang
      Feng Yi Gao
------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [X]

      (b) [_]
------------------------------------------------------------------
3     SEC USE ONLY
------------------------------------------------------------------
4     SOURCE OF FUNDS

      Not Applicable - Share Exchange
------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         [_]
------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Ronald Xiuru Xie -  China
      Jie Yang -          Canada
      Zhi Wang -          USA
      Anthony Garson -    Canada/United Kingdom
      Loong Keng Lim -    USA
      Maurice Tsakok -    Canada
      Jing Guo -          China
      Yan Guang Du -      China
      Man Zhang -         China
      Feng Yi Gao -       China
------------------------------------------------------------------

------------------------------------------------------------------

                  7     SOLE VOTING POWER


                        ----------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            95,492,535
  OWNED BY              ----------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                ----------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        95,492,535

------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      Ronald  Xiuru  Xie - 0 Shares
      Jie  Yang -  5,483,465  Shares*
      Zhi Wang - 18,782,930 Shares*
      Anthony Garson - 0 Shares
      Loong Keng Lim - 0 Shares
      Maurice Tsakok - 15,000,000 Shares / 750,000 Options through
                                                   Richco Investors, Inc.
      Jing Guo - 14,056,535 Shares*
      Yan Guang Du - 14,056,535 Shares*
      Man Zhang - 14,056,535 Shares*
      Feng Yi Gao - 14,056,535 Shares*

* Upon completion of Honglu Investment Holdings, Inc. acquisition
------------------------------------------------------------------
12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                               [_]
------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Ronald Xiuru Xie - 0%
      Jie Yang - 3.86%
      Zhi Wang - 13.23%
      Anthony Garson - 0%
      Loong Keng Lim - 0%
      Maurice Tsakok - 10.63%/Options .5% through Richco Investors, Inc. Jing Guo - 9.9%
      Yan Guang Du - 9.9%
      Man Zhang - 9.9%
      Feng Yi Gao - 9.9%
------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
------------------------------------------------------------------

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

        Common Stock, $.001

        China NetTV Holdings, Inc.
        789 W. Pender Street, Suite #950
        Vancouver, B.C. Canada V6C 1H2

ITEM 2. IDENTITY AND BACKGROUND

1.
     (a) Ronald Xiuru Xie

     (b) 3651 Semelin Drive
         Richmond, British Columbia, Canada V7C 5R6

     (c) Ronald Xiuru Xie currently serves as President and a Director of China NetTV Holdings, Inc., located at 789 W. Pender Street, Suite #950 Vancouver, B.C. Canada V6C 1H2.

     His biographical information is as follows:

     Ronald Xiuru Xie graduated from Beijing University of International Business & Economics, Beijing, China, with a Bachelor of Economics (1984) and Master of Law (1986), and subsequently from Faculty of Law, Queen's University, Ontario, Canada with a LL.B. degree (1992). He has been a Founding Partner of Allied Law Office, Beijing, China (1998 to present); Senior Partner, Great Wall Law Firm, Beijing, China (1995 to 1998); legal counsel, Department of Treaties & Law, Ministry of Foreign Economic Relations & Trade of China (1986-89); Chinese Governmental Expert at International Institute for the Unification of Private Law ("UNIDROIT"), Rome, for the preparation of International Conventions on International Financial Leasing and International Factoring (1987). He has been a member of the Chinese Bar since 1988 and was admitted to the Bar of Ontario, Canada in 1993. He has been President and director of Drucker, Inc. since June 2003, and a director of Honglu Investment Holdings, Inc. since May, 2003. He will approximately devote 25% of his time to the operation of the Company.

     (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any final order, judgment, or decree been entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: China
--------------------------------------------------------------------------------

2.
     (a) Jie Yang

     (b) 118- 7400 Moffat Road
         Richmond, BC, Canada V6Y 3G3

     (c) Jie Yang currently serves as a Director and Vice President of China NetTV Holdings, Inc., located at 789 W. Pender Street, Suite #950 Vancouver, B.C. Canada V6C 1H2.

     His biographical information is as follows:

     Jie Yang graduated from Beijing University of International Business & Economics, Beijing, China in 1984 and obtained a Bachelor of Economics. He has been director and Vice President of Honglu Investment Holdings, Inc. since 2001; President of Sundecine Enterprises Inc. (1997-2001); General Manager, Jianxin Trading Co., 1988-97; Assistant Customs Supervisor, Beijing Customs Administration, 1984-87.

     (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any final order, judgment, or decree been entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: Canada
--------------------------------------------------------------------------------
3.
     (a) Zhi Wang

     (b) 2205 Bridgeport Parkway, #116
         San Mateo, CA  94404

     (c) Zhi Wang currently serves as a Director of China NetTV Holdings, Inc., located at 789 W. Pender Street, Suite #950 Vancouver, B.C. Canada V6C 1H2.

     His biographical information is as follows:

     Zhi Wang finished his diploma in business administration at China Radio & Television University ("CRTVU") in 1984 and pursued further studies in business administration under exchange program in Australia 1988. From 2001 to present, he has been Chairman and President of Honglu Investment Holdings, Inc., Tianyubofeng Science & Technology, Inc., a Chinese company in aluminum and carbon coke producing business, and Standard Hotel Management, Co. He is President and General Manager, Ziyuewentao Enterprises Inc., 1997 to present; General Manager, Tianjin Zangtong Trading Co., 1993; Managing Director of Hong Kong Zangtong Trading Co., 1990; CEO of Tibet Autonomous Region Economic & Trade Bureau, Beijing Office, 1987; Member, the Leading Team on Tibetan Economy, the State Council of China, 1984.

     (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any final order, judgment, or decree been entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: United States of America
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
4.
     (a) Anthony Garson

     (b) 95 Thorncliffe Park Drive, #414
         Toronto, Ontario, Canada M4H 1L7

     (c) Anthony Garson currently serves as a Director of China NetTV Holdings, Inc., located at 789 W. Pender Street, Suite #950 Vancouver, B.C. Canada V6C 1H2.

     His biographical information is as follows:

     Anthony Garson obtained a BS in 1969 from University of Waterloo, Ontario. He received and MBA from University of Toronto, Ontario in 1983. For the past 30 years, Mr.Garson has been extensively involved in the brokerage industry having served as Equity Analyst, Equities Investment Division of Bank of Nova Scotia, Toronto (1975-80); Vice president and Senior Mining Analyst for Canadian Operations of Dean Witter Reynolds (Canada) Ltd. (1981-85); Senior Mining Analyst at Haywood Securites, Vancouver, BC(1986); VP and Senior Mining Analyst at Continental Securities (1987) and Vice-President and Senior Mining Analyst of Canaccord Capital (1993); London, England. Mr. Garson was a principal and founding partner of Union Capital Market(U.K.)Ltd, Licensed under the Securities and Futures Authority of London, England(1993-95); Chairman and director of Pacific Minerals, Vancouver, BC(1995-97). He was licensed to trade securities in the United Kingdom, Ontario and British Columbia, and also served as a director and officer of Global Pacific Mininerals, Anthian Resources Corp. He has been President and Director of international Arimex Resource Inc. and Director of Grayd Resources Corporation since 2003, partner of Mining Capital Corporation from 2002, President and Director of Disfactories Corporation from 1999 and also Lecturer of Centennial College from 1999.

     (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any final order, judgment, or decree been entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: Canada/United Kingdom
--------------------------------------------------------------------------------

5.
     (a) Loong Keng Lim

     (b) 2488 Varley Lane
         West Vancouver, British Columbia, Canada  V7S 3H5

     (c) Loong Ken Lim currently serves as a Director of China NetTV Holdings, Inc., located at 789 W. Pender Street, Suite #950 Vancouver, B.C. Canada V6C 1H2.

     His biographical information is as follows:

     Mr. Lim was born in Thailand, and educated in Singapore, Australia and the United States. He obtained an MBA from the University of Arkansas in 1972. He is an American citizen.

     Mr. Lim has extensive business interests and experience in Asia and in North America. He has built a distinguished career in property development spanning over 20 years. Since 1979 he has operated as an independent property developer in Los Angeles, U.S.A. as President and a director of Eastern Phoenix Corporation. He moved to Vancouver, Canada in 1990 to do property development with the Kuok Group. He served as President and Chief Executive Officer of Abbey Woods Developments Ltd. from 1990 to 1993. Abbey Woods is a public company listed on both the Vancouver and Toronto Stock Exchanges which specializes in condominium and commercial construction.

     He is currently the Chairman of the Board, President, and CEO of Native Strategic Investments Ltd ("NSI"). NSI was established in 1993, and is listed on the TSX. NSI is primarily involved with the Kuok Group in real estate developments in partnership with Native bands in British Columbia, Canada. This is considered to be the first such venture in Canada.

     (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any final order, judgment, or decree been entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: USA
--------------------------------------------------------------------------------
6.
     (a) Maurice Tsakok

     (b) Suite 950, 789 West Pender St.
         Vancouver, B.C., Canada V6C 1H2

     (c) Maurice Tsakok currently serves as a Director of China NetTV Holdings, Inc., located at 789 W. Pender Street, Suite #950 Vancouver, B.C. Canada V6C 1H2.

     His biographical information is as follows:

     Maurice Tsakok, Director since May 2000, was employed, from 1976 to 1994, by Bank of Montreal as Systems Analyst, from 1994 to 1996, by Sagit Mutual Funds, a mutual fund company who as a Vice-President was responsible for computer operations and research on global technology companies. From 1997 to present, he acted as a consultant on the high-tech industry and provides technical analysis on high-tech companies. He holds a Mechanical Engineering degree (1974 University of Minnesota) as well as an MBA specializing in Management Information Systems (MIS) (1976 Hofstra University). From 1997 to date he has been a principal director in Gemsco Management, Ltd. He is currently a Director of Xin Net Corp. and is a director of Richco Investors Inc. since 1995.

     (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any final order, judgment, or decree been entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: Canada
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
6.
     (a) Jing Guo

     (b) 167, Deneidajie, Xicheng District
         Beijing, PR China

     (c) Jing Guo will hold 9.9% of the outstanding shares of China NetTV Holdings, Inc., located at 789 W. Pender Street, Suite #950 Vancouver, B.C. Canada V6C 1H2, upon completion of the Acquisition of Honglu Investment Holdings, Inc.

     His biographical information is as follows:

     Jing Guo has been General Manager of Lida Trading, Inc. from 1989 to present. From 1984-1989 he served as an Official of the Beijing Municipal Government. Mr. Guo graduated from the University of Public Security of Beijing in 1984.

     (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any final order, judgment, or decree been entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: China
--------------------------------------------------------------------------------
7.
     (a) Yan Guang Du

     (b) 10-1-2 Hufanglu, Xuanwu District
         Beijing, PR China

     (c) Yan Guang Du will hold 9.9% of the outstanding shares of China NetTV Holdings, Inc., located at 789 W. Pender Street, Suite #950 Vancouver, B.C. Canada V6C 1H2, upon completion of the Acquisition of Honglu Investment Holdings, Inc.

     Her biographical information is as follows:

     Yan Guang Du has served as Chief Financial Officer of Lida Trading, Inc. from 1993 to present. From 1983 to 1993 she was Chief Accountant of Panyuan Science & Technology Development Company. Ms. Du graduated from the University of Beijing BTV in 1983.

     (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any final order, judgment, or decree been entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: China
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
8.
     (a) Man Zhang

     (b) No. 202, Building 5, Danguiyuan,
         Vanke City Garden, Shunyi District
         Beijing, PR China

     (c) Man Zhang will hold 9.9% of the outstanding shares of China NetTV Holdings, Inc., located at 789 W. Pender Street, Suite #950 Vancouver, B.C. Canada V6C 1H2, upon completion of the Acquisition of Honglu Investment Holdings, Inc.

     Her biographical information is as follows:

     Man Zhang has been a self employed consultant in Beijing since 1998. Previously she was a sales representative for SciTech Corporation in Beijing (1995-1998).

     (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any final order, judgment, or decree been entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: China
--------------------------------------------------------------------------------
9.
     (a) Feng Yi Gao

     (b) 94-2-3-7 Wenmiaoqianjie, Qingyang District
         Chengdu, Sichuan, China

     (c) Feng Yi Gao will hold 9.9% of the outstanding shares of China NetTV Holdings, Inc., located at 789 W. Pender Street, Suite #950 Vancouver, B.C. Canada V6C 1H2, upon completion of the Acquisition of Honglu Investment Holdings, Inc.

     Her biographical information is as follows:

     Feng Yi Gao serves as Vice General Manager of Jinli Transportation & Energy Investment, Inc. (1998-Present). From 1995 until 1998 Ms. Gao was an Executive Officer in Chengdu Education Bureau. She graduated from College of Education of Chengdu in 1995.

     (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any final order, judgment, or decree been entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: China
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not Applicable.


ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Persons acquired the securities in order to have a vested interest in the Company for which Reporting Persons are serving as officer/directors. There are no plans or proposals known to the Reporting Persons, except the Acquisition Agreement with shareholders of Honglu Investment Holding, Inc., as listed below, which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) On July 4, 2003, China NetTV Holdings, Inc. entered into an Acquisition Agreement with all the shareholders of Honglu Investment Holdings, Inc. ("Honglu Shareholders") to acquire 100% of the shares of Honglu Investment Holdings, Inc. (the "Honglu").

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Ronald Xiuru Xie has been appointed to the Board effective July 5, 2003. Zhi Wang, Jie Yang and Anthony Garson have been appointed to the Board effective August 17, 2003. Loong Keng Lim has been appointed to the Board effective August 19, 2003. Maurice Tsakok has been a director since May 2000. Jing Guo, Yan Guang Du, Man Zhang and Feng Yi Gao are not members of the Board but will hold more than 5% of the outstanding shares upon completion of the Honglu Investment Holdings, Inc. acquisition.

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter/dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

--------------------------------------------------------------------------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Aggregate number of shares owned:            95,492,535
         Percent of outstanding shares owned:         67.32%

         Aggregate number of options owned:           750,000
         Percent of outstanding options owned:        .5%

     (b) Sole Power of voting for Reporting Persons:

      Ronald Xiuru Xie - 0 shares - 0%
      Jie Yang - 5,483,465 shares - 3.86%
      Zhi Wang -  18,782,930 shares - 13.23%
      Anthony Garson - 0 shares - 0%
      Loong Keng Lim - 0 shares - 0%
      Maurice Tsakok - 15,000,000 shares - 10.63%/750,000 Options (.5%)
                                                          through  Richco
                                                          Investors, Inc.
      Jing Guo -  14,056,535 shares - 9.9%
      Yan Guang Du - 14,056,535 shares - 9.9%
      Man Zhang - 14,056,535 shares - 9.9%
      Feng Yi Gao - 14,056,535 shares - 9.9%

     (c) Transactions in securities in the past
         60 days for Reporting Person:                 None

     (d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

     (e)  Not applicable.

--------------------------------------------------------------------------------
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On July 4, 2003, China NetTV Holdings, Inc. entered into an Acquisition Agreement with all the shareholders of Honglu Investment Holdings, Inc. ("Honglu Shareholders") to acquire 100% of the shares of Honglu Investment Holdings, Inc. (the "Honglu"). On August 7, 2003, the Company entered into an Amendment Agreement (the Amendment") to the Acquisition Agreement with Honglu Shareholders. Under the Amendment, all the shares of Honglu have been cancelled and new shares have been issued to the Company. All the shares are held in escrow pending delivery of the audit of Honglu. Upon tender of 100% shares of Honglu, the Company has issued a total of 97,700,000 shares in exchange for the shares of Honglu and 6,839,000 shares in payment of legal fees. All these shares are held in escrow pending delivery of the audit of Honglu to the Company.

     When completed, Honglu, a Chinese mining company, will be a wholly owned subsidiary of China NetTV Holdings, Inc. The transaction is expected to be closed by January 30, 2004.

--------------------------------------------------------------------------------
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


Exhibit 10.1 - Acquisition Agreement dated July 4, 2003
Exhibit 10.2 - Amendment Agreement dated August 7, 2003

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, we certify that the information as set forth in this statement is true, complete and correct.

Dated: October 16, 2003


                                                  /s/Ronald Xiuru Xie
                                                  ----------------------
                                                  Ronald Xiuru Xie


                                                  /s/Jie Yang
                                                  ----------------------
                                                  Jie Yang


                                                  /s/Zhi Wang
                                                  ----------------------
                                                  Zhi Wang


                                                  /s/Anthony Garson
                                                  ----------------------
                                                  Anthony Garson


                                                  /s/Loong Keng Lim
                                                  ----------------------
                                                  Loong Keng Lim


                                                  /s/Maurice Tsakok
                                                  ----------------------
                                                  Maurice Tsakok


                                                  /s/Jing Guo
                                                  ----------------------
                                                  Jing Guo


                                                  /s/Yan Guang Du
                                                  ----------------------
                                                  Yan Guang Du


                                                  /s/Man Zhang
                                                  ----------------------
                                                  Man Zhang


                                                  /s/Feng Yi Gao
                                                  ----------------------
                                                  Feng Yi Gao